Exhibit 99.1

Fortuna provides update on the resumption of construction activities at the Lindero gold Project, Argentina

Vancouver, May 8, 2020-- Fortuna Silver Mines, Inc. (NYSE: FSM) (TSX: FVI) provides an update on the resumption of its construction activities at the Lindero gold Project, located in the Province of Salta, Argentina.

On March 19, 2020, the Government of Argentina declared a period of mandatory national “social isolation” in relation to COVID-19, effective until March 31, 2020. This period of isolation has been subsequently extended until May 10, 2020. Construction was temporarily halted at Lindero and a reduced task force remains on site to maintain critical activities including security and environmental monitoring over the extended isolation period (refer to Fortuna news release dated March 20, 2020).

On April 3, 2020, the Government of Argentina included mining and related activities within the list of essential industries and services permitted to operate during the mandatory social isolation period. To resume operations, companies are required to submit to the provincial authorities a Minimum Emergency Operations Program (MEOP).

On April 28, 2020, the Company submitted and received approval to resume operations under its MEOP. The construction plan has been revised to implement sanitary protocols for the prevention and handling of COVID-19 cases, which include a reduced on-site workforce in support of social distancing measures. Mobilization to the project site is planned to take place during the second half of May 2020 in order to resume construction activities. The Company has modified its construction and commissioning plans to mitigate risks to the timeline and budget associated with a reduced workforce, limited foreign vendor support, and limitations on local travel.

As of March 19, 2020, the date of the Lindero demobilization, the project was 94 percent complete.

The new construction and commissioning plans prioritize the completion of solution handling, ADR and SART plants with the objective of producing first doré in the third quarter of 2020. With the advanced stage of commissioning of the primary and secondary crushing circuits, crushed coarse ore is scheduled to be placed on the leach pad for cyanide irrigation starting in July. This plan contemplates by-passing the tertiary HPGR crushing and agglomeration circuits temporarily, for a period of four months, until the fourth quarter of 2020.

Although HPGR pre-commissioning has been successfully completed, commissioning will take longer because we will be utilizing remote assistance from the foreign vendor.

The crushed coarse ore from the primary and secondary crushers to be placed on the leach pad during the ramp-up phase represents only approximately 12 percent of the projected ore scheduled to be placed on the leach pad in a standard year of full production. Preliminary metallurgical column test results for coarse ore indicates gold recoveries of 45 to 50 percent compared to our feasibility study projections of 78 percent recovery for tertiary crushed ore over a 90-day period.

Open pit mining is planned to gradually resume in July 2020. During the period from July to December 2020, an estimated 1.7 million to 1.9 million tonnes of ore are scheduled to be placed on the leach pad with an average gold grade of 1.00 g/t to 1.10 g/t. The estimated stripping ratio during this period is 0.68 to 0.75.

Between 25,000 to 28,000 ounces of gold doré are scheduled to be produced for the period of September to December 31, 2020. Commercial production is expected to start in the first quarter of 2021, achieving an AISC of US$520/oz to $620/oz Au (refer to Fortuna news release dated February 20, 2020).

The Company reiterates a capex forecast of between US$314 to $320 million for the Lindero Project construction. This represents an increase of 28 percent from the September 2017 feasibility estimate (refer to Fortuna news release dated March 11, 2020). The Company estimates that as of March 31, 2020, the remaining funds required to complete the Project, inclusive of pre-production expenditures, working capital and VAT, to be in the range of US$75 to $80 million up to the commencement of commercial production in the first quarter of 2021. As at March 31, 2020, the Company had US$88.5 million of available liquidity.

Qualified Person

Amri Sinuhaji is the Technical Services Director – Mine Planning for the Company and is a Qualified Person as defined by National Instrument 43-101- Standards of Disclosure for Mineral Projects. Mr. Sinuhaji is a Professional Engineer registered with the Association of Professional Engineers and Geoscientists of the Province of British Columbia (#48305) and has reviewed and approved the scientific and technical information contained in this news release.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metals producer focused on mining opportunities in Latin America. Our primary assets are the Caylloma silver Mine in southern Peru, the San Jose silver-gold Mine in Mexico and the Lindero gold Project, currently under construction, in Argentina. The Company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca

T (Peru): +51.1.616.6060, ext. 0

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, statements about the timing of the resumption of construction at the Lindero Project, the modified construction and production timeline, the total funding requirements, the estimated metallurgical recovery rates, the estimated production at Lindero; the average head grades and stripping ratios . Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “scheduled”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, the worldwide economic and social impact of COVID-19, the duration and extent of COVID-19, changes in general economic conditions and financial markets; the re-imposition of government restrictions on business related to COVID-19; any positive cases of COVID-19 at the mine site which may cause a reduction or suspension in operations; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production estimates; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the management of the worldwide economic and social impact of COVID-19, that the duration and extent of COVID-19 is minimized and not long-term, the expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

This news release also refers to non-GAAP financial measures, such as all-in sustaining cash cost. These measures do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (IFRS) and therefore, amounts presented may not be comparable to similar data presented by other mining companies.